                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-75596


PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated May 29, 2002)

                                1,360,000 SHARES

                                 [CEPHEID LOGO]

                                  COMMON STOCK

Cepheid is offering an aggregate of 1,360,000 shares of common stock directly to various investors.

Our common stock is traded on the Nasdaq National Market under the symbol "CPHD." On February 27, 2003, the last reported sale price of our common stock was $4.09 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS DATED MAY 29, 2002 AND THE "FACTORS THAT MIGHT AFFECT FUTURE RESULTS" SECTION OF OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2002, WHICH IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------

                              PRICE $3.69 PER SHARE

                          -----------------------------

                                                      PER SHARE              TOTAL
                                                      ---------              -----
Public offering price..........................        $  3.69            $5,018,400
Selling agent's fee............................        $0.2214            $  301,104
Proceeds, before expenses, to Cepheid..........        $3.4686            $4,717,296

      We engaged EHS Securities LLC as our exclusive selling agent to use its reasonable best efforts to solicit offers to purchase our common stock in this offering. We expect that delivery of the shares offered by this prospectus supplement will be made to investors on or about March 4, 2003 through The Depository Trust Company.

                               EHS SECURITIES LLC

                                February 28, 2003

                                TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                                  PAGE
Prospectus Supplement Summary.......................    S-1
Use of Proceeds.....................................    S-3
Dilution............................................    S-3
Market for Our Common Stock.........................    S-3
Plan of Distribution................................    S-4
Legal Matters.......................................    S-5


BASE PROSPECTUS                                           PAGE
Risk Factors..........................................      1
Ratio of Earnings to Fixed Charges....................     14
Use of Proceeds.......................................     14
Dividend Policy.......................................     14
Dilution..............................................     15
Description of Common Stock...........................     15
Description of Preferred Stock........................     16
Description of Debt Securities........................     16
Description of Warrants...............................     22
Legal Ownership of Securities.........................     23
Plan of Distribution..................................     26
Experts...............................................     27
Where You Can Find More Information...................     27

                               -------------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

      You should read carefully this prospectus supplement, the accompanying base prospectus dated May 29, 2002 and the information incorporated into these documents before you invest in our common stock. To the extent any information contained in this prospectus supplement conflicts with any information contained in the base prospectus, or any documents incorporated by reference prior to the date of this prospectus supplement, the information contained in this prospectus supplement shall control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the base prospectus, including the documents incorporated by reference, include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results or condition, financial or otherwise, could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

     Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section in the base prospectus and contained or incorporated by reference elsewhere in this prospectus summary and the base prospectus. Except as required by federal securities laws, we are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.





      Cepheid(R), Smart Cycler(R) and GeneXpert(R) are registered trademarks of Cepheid.

                          PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read carefully this entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference, including the "Risk Factors" section of the accompanying prospectus and the "Factors That Might Affect Future Results" section of our quarterly report on Form 10-Q for the quarter ended September 30, 2002, which is incorporated by reference in this prospectus supplement.

CEPHEID

      We develop, manufacture and market fully integrated systems that enable sophisticated genetic and DNA analysis of patients and organisms by automating complex manual laboratory procedures. Based on state-of-the-art microfluidic and microelectronic technologies, our easy-to-use systems analyze complex biological samples in disposable cartridges designed to perform rapidly and automatically all of the steps associated with sophisticated molecular biological procedures. We are focusing our efforts on those applications where rapid genetic and DNA testing is particularly important, such as the infectious disease, biothreat and cancer testing markets. In particular, we have designed our systems to be capable of use in genetic management of disease, performing a broad range of genetic tests that include identifying infectious organisms, evaluating at-risk populations for the early detection of disease such as cancer, determining the stage of the disease and assessing what might be the most effective therapy. We also have designed our systems to detect food, air and water contaminants rapidly through genetic identification of disease causing agents.

      We commenced commercial sales of our first product, the Smart Cycler, in May 2000. The Smart Cycler is a DNA amplification and detection system initially directed at the life sciences research market. We began shipping the Smart Cycler II, which features various enhancements to the Smart Cycler, in November 2002. We believe our Smart Cycler products allow users to analyze biological samples faster and more efficiently than any other product currently available.

      Our GeneXpert system, currently in the final stages of development, integrates automated sample preparation with our Smart Cycler amplification and detection technology. We expect to launch the GeneXpert system in unregulated markets in the third quarter of 2003. Following clinical trials and FDA approval, we anticipate commercial launch of the GeneXpert system to the clinical market in early 2005. We believe that the GeneXpert system is the only genetic analysis system that integrates automated sample preparation with genetic analysis, while also offering customers a complete testing system comprised of both instrumentation and disposable cartridges containing all necessary reagents for a particular test.

      Our address is 904 Caribbean Drive, Sunnyvale, California 94089 and our telephone number is (408) 541-4191. Our website address is www.cepheid.com. Information on our website is not part of this prospectus supplement or the base prospectus.

RECENT DEVELOPMENTS

      EXPANDED DISTRIBUTION AGREEMENT WITH FISHER SCIENTIFIC. On February 10, 2003, we announced that we had expanded our non-exclusive distribution agreement with Fisher Scientific International Inc. for the Smart Cycler to include the following markets in the United States: life science research, environmental (excluding bio-threat), pharmaceutical quality control, in vitro fertilization quality control and cosmetics quality control. The distribution agreement expires in May 2004.

      COLLABORATION WITH DIVISION OF ORTHO-CLINICAL DIAGNOSTICS. On February 12, 2003, we announced that we had entered into an agreement to collaborate with the Advanced Diagnostic Systems division of Ortho-

Clinical Diagnostics, Inc., in the development and sale of DNA-based tests to be run on the Smart Cycler in the field of cancer diagnostics.

      PROPOSED REINCORPORATION IN DELAWARE. Following our next annual shareholder meeting, subject to receiving the requisite approval of our shareholders, we intend to reincorporate in Delaware. If we complete the proposed reincorporation, Cepheid will be governed by Delaware corporate law, rather than California law. Certain provisions of Delaware law may have the effect of preventing or delaying a change in control. For example, Delaware law provides corporations with stronger defenses against unsolicited take-over proposals and permits corporations to eliminate the ability of stockholders to call meetings or to act by written consent.

THE OFFERING

Common stock offered by us................................   1,360,000 shares

Offering price per share..................................   $3.69

Common stock to be outstanding after the offering.........   32,370,458 shares

Risk factors..............................................   See the "Risk Factors" section beginning on page 1 of
                                                             the accompanying prospectus dated May 29, 2002 and the
                                                             "Factors That Might Affect Future Results" section of
                                                             our quarterly report on Form 10-Q for the quarter ended
                                                             September 30, 2002 for a discussion of factors you
                                                             should consider carefully before deciding to invest in
                                                             our common stock.

Nasdaq National Market Symbol.............................   CPHD

      The number of shares of our common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of February 27, 2003 and does not include:

      - 3,365,543 shares of our common stock issuable upon the exercise of stock options outstanding as of February 27, 2003 issued under our stock option plans at a weighted average exercise price of 4.23 per share

      - 13,013 shares of common stock issuable upon the exercise of warrants outstanding as of February 27, 2003 at a weighted average exercise price of $2.58 per share, and

      - an additional 2,794,232 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan as of February 27, 2003.

                                 USE OF PROCEEDS

      We expect the net proceeds from the sale of shares of our common stock being offered by this prospectus supplement to be approximately $4.7 million, after deducting the selling agent's fee and estimated offering expenses payable by us.

      We intend to use the net proceeds of this offering for general corporate purposes, including working capital. Although we have no current plans, agreements or commitments providing for any acquisition or other transaction, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies, intellectual property rights or companies.

      The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business. Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

                                    DILUTION

      Our net tangible book value on September 30, 2002 was approximately $23.6 million, or approximately $0.76 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding.

      Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 1,360,000 shares of our common stock in this offering at a public offering price of $3.69 per share and after deducting the selling agent's fee and estimated offering expenses payable by us, our net tangible book value as of September 30, 2002 would have been $0.87 per share. This amount represents an immediate increase in net tangible book value of $0.11 per share to existing shareholders and an immediate dilution in net tangible book value of $2.82 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share..........................................................                      $ 3.69
     Net tangible book value per share as of September 30, 2002..........................          $ 0.76
                                                                                                   ------
     Increase in net tangible book value per share attributable to this offering.........            0.11
Pro forma net tangible book value per share as of September 30, 2002 after
    giving effect to this offering.......................................................                        0.87
                                                                                                               ------
Dilution per share to new investors in the offering......................................                      $ 2.82
                                                                                                               ======

      This table assumes no exercise of options to purchase 3,365,543 shares of common stock at a weighted average exercise price of $4.23 per share outstanding as of February 27, 2003, and assumes no exercise of warrants to purchase 13,013 shares of common stock at a weighted average exercise price of $2.58 per share outstanding as of February 27, 2003. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

                           MARKET FOR OUR COMMON STOCK

      Our common stock has been traded on the Nasdaq National Market under the symbol "CPHD" since our initial public offering on June 21, 2000. Prior to that date, there was no public trading market for our common stock. As of January 31, 2003, there were 291 holders of record of our common stock. On February 27, 2003, the last reported sales price of our common stock as reported on the Nasdaq National Market was $4.09 per share, and 31,010,458 shares of our common stock were outstanding.

                              PLAN OF DISTRIBUTION

      Pursuant to a selling agent agreement, we engaged EHS Securities LLC as our exclusive selling agent to use its reasonable best efforts to solicit offers to purchase our common stock in this offering. EHS Securities LLC is not obligated to purchase any shares of our common stock. EHS Securities LLC has advised us that it will not purchase any shares of our common stock for its own account. We will enter into stock purchase agreements directly with the purchasers of our common stock in this offering. We reserve the sole right to accept, and together with EHS Securities LLC, from time to time, to reject in whole or in part any proposed purchase of our common stock to be made in this offering.

      The shares of common stock sold in this offering will be listed on the Nasdaq National Market.

      EHS Securities LLC's compensation for acting as selling agent for this offering will consist of the selling agent fee and reimbursement of expenses described below. The maximum commission or discount to be received by any NASD member or independent broker-dealer participating in the offering will not be greater than 8%. The following table sets forth the selling agent fee, which will equal 6.0% of the total offering proceeds from the sale of shares of our common stock:

                                                               PER SHARE             TOTAL
                                                               ---------             -----
        Selling agent's fee............................        $0.2214            $ 301,104

We have also agreed to reimburse EHS Securities LLC for up to $25,000 of reasonable expenses incurred by it in connection with this offering plus additional expenses that we approve in advance.

      We have agreed to indemnify EHS Securities LLC and its stockholders, directors, officers, employees, agents affiliates and controlling persons from and against, and to make contributions for payments made by such person with respect to, certain liabilities, including liabilities arising under the Securities Act of 1933. EHS Securities LLC may be deemed an "underwriter" within the meaning of the Securities Act.

      The expenses directly related to this offering, not including the selling agent fee, are estimated to be approximately $70,000 and will be paid by us. Expenses of the offering, exclusive of the selling agent fee, include EHS Securities LLC's reimbursable expenses, our legal and accounting fees, printing expenses, transfer agent fees and miscellaneous fees.

      We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus supplement, not to, without the prior written consent of EHS Securities LLC, offer, sell, contract to sell, pledge, transfer or otherwise dispose of any common stock or any securities exercisable or exchangeable for, or convertible into, common stock, or to announce an intent to do any of the foregoing or to exercise any registration rights with respect to any of the foregoing. These restrictions do not apply to bona fide gifts by our directors and executive officers to their immediate family members who agree to be bound by such restrictions. In addition, we may, during the lock-up period, grant options and issue common stock under existing stock option and employee stock purchase plans, in connection with conversion or exercise of any outstanding convertible securities, options or warrants, or as part of mergers or strategic investments in Cepheid.

                                  LEGAL MATTERS

      Fenwick & West LLP, Mountain View, California, counsel to Cepheid, is giving Cepheid an opinion on the validity of the shares covered by this prospectus supplement. Attorneys at Fenwick & West LLP own approximately 2,400 shares of Cepheid common stock. Stroock & Stroock & Lavan LLP, New York, New York, is counsel for the selling agent in connection with this offering.

                                1,360,000 SHARES

                                 [CEPHEID LOGO]

                                  COMMON STOCK

                           --------------------------

                              PRICE $3.69 PER SHARE

                           --------------------------





                           --------------------------

                              PROSPECTUS SUPPLEMENT
                           --------------------------



                                FEBRUARY 28, 2003